June 18, 2015
Katherine Hsu, Esq.
Office Chief
Division of Corporation Finance
Office of Structured Finance
United States Securities and Exchange Commission
Mail Stop 3628
100 F Street, N.E.
 Washington, DC 20549
Re:	SG Commercial Mortgage Securities, LLC Registration Statement on Form S‑3 Filed May 6, 2015 File No. 333‑203904
Dear Ms. Hsu:
We are counsel to SG Commercial Mortgage Securities, LLC (the "Registrant").  We have reviewed your letter dated June 2, 2015 (the "Comment Letter") transmitting comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to the Depositor's registration statement (File No. 333‑203904) on Form S‑3 as filed on May 6, 2015.  We have discussed the comments indicated in the Comment Letter with various representatives of the Registrant, and the Registrant's responses are set forth below.  Capitalized terms in this letter used without definition have the meanings given them in the form of base prospectus (the "Base Prospectus") or form of prospectus supplement (the "Prospectus Supplement") contained in the revised form of registration statement ("Pre-Effective Amendment No. 1") submitted herewith.
For your convenience, each comment from the Comment Letter is repeated in italics below, followed by the Registrant's response.

Frank Polverino   Tel 212-504-6820   Fax +1 212 504 6666   frank.polverino@cwt.com
USActive 32932609.14

Katherine Hsu

June 18, 2015
Registration Statement on Form S-3
General

1.	Please file your exhibits with your next amendment.
The Registrant has previously filed the forms of pooling and servicing agreement, mortgage loan purchase agreement and underwriting agreement and copies of its certificate of formation and limited liability company agreement.  With its filing of Pre-Effective Amendment No. 1, the Registrant has filed a revised form of pooling and servicing agreement and the balance of the exhibits, which consist of an opinion of Cadwalader, Wickersham & Taft LLP regarding the validity of the certificates as well as certain tax matters in accordance with Items 601(b)(5) and (8) of Regulation S-K, along with the consent of Cadwalader, Wickersham & Taft LLP to the filing of such opinion in accordance with Item 601(b)(23) of Regulation S-K.

2.
Registrants must comply with the new rules, forms, and disclosures adopted by the Commission in the Regulation AB II Adopting Release for offerings no later than November 23, 2015. Please confirm that you understand that any offering after the November 23, 2015 compliance date for Regulation AB II must be conducted off of an effective registration statement on new Form SF-3. In your response, please tell us when you would cease using the pending registration statement on Form S-3.

The Registrant confirms that it understands that any offering after the November 23, 2015 compliance date for Regulation AB II must be conducted off of an effective registration statement on new Form SF-3.  Consequently, the Registrant will not use the pending registration statement on Form S-3 for any offering that occurs after November 23, 2015.
Form of Prospectus Supplement
Summary of Prospectus Supplement – Subordination, page S-41

3.
We note your statement on page S-42 that "[n]o other form of credit enhancement will be available for the benefit of the holders of the offered certificates." It is unclear whether this statement is referring to the subordination structure discussed immediately above the statement or all forms of credit enhancement contemplated by the prospectus and prospectus supplement. For example, on page S-39 there is bracketed disclosure about overcollateralization features and on page S-180 there is bracketed disclosure

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June 18, 2015

about derivatives and other forms of credit enhancement and liquidity support. Please revise.
The Staff's requested changes have been made.  Please see page S-42 of the Prospectus Supplement.
Risk Factors
General

4.
Please confirm that the prospectus for each takedown will include only those risk factors that are applicable to the transaction and that such risk factors will be limited to only the most significant risks.

The Registrant confirms that the prospectus for each takedown will include only those risk factors that are applicable to the transaction and that such risk factors will be limited to only the most significant risks.

5.
It appears that some of your risk factors are general statements of fact, rather than a discussion of the risks associated with your offering. Your Risk Factors section should be a discussion of the most significant factors that make your offering speculative or risky and you should place risk factors in context so your readers can understand the specific risk as it applies to you. See SEC Release No. 33-7497. As an example only, consider the risk factor, "Risks Relating to Interest on Advance and Special Servicing Compensation – Storage Units at Self-Storage Properties are not Subject to Environmental Inspections and May Contain Hazardous Substances" on page S-74 of the prospectus supplement. It is unclear from this statement what the risk to the investor is. Please revise your risk factors as necessary to provide the context needed to understand the risks disclosed. See Item 503(c) of Regulation S-K.

The staff's requested change has been made.  Please see pages S-51 through S-78 of the Prospectus Supplement.
Risks Related to Conflicts of Interest – Potential Conflicts of Interest of the Master Servicer and the Special Servicer, page S-90

6.
We note that the master servicer or special servicer will be required to enforce the obligations of the mortgage loan sellers under the mortgage loan purchase agreements (MLPAs) pursuant to the terms of the pooling and servicing agreement and the MLPAs. Please include risk factor disclosure disclosing the possible conflicts of interest that the

Katherine Hsu

June 18, 2015

master servicer or special servicer may have with the mortgage loan sellers and how that those conflicts could affect the master servicer or special servicer's enforcement of the mortgage loan seller's obligations.

The Staff's requested change has been made.  Please see pages S-91 and S-92 of the Prospectus Supplement.
Description of the Mortgage Pool – Property Type Concentrations, page S-105

7.
Please confirm that, if material, you will describe any economic or other factors specific to the property type concentrations that may materially impact the pool assets or pool asset cash flows at the time of the offering. See Item 1111(b)(15) of Regulation AB.

The Registrant confirms that, if material, it will describe any economic or other factors specific to the property type concentrations that may materially impact the pool assets or pool asset cash flows at the time of the offering.
8.	Please revise your disclosure to include a risk factor disclosing the risks associated with the property type concentration, including how those risks could affect cash flows.
The Staff's requested change has been made.  Please see pages S-66 and S-67 of the Prospectus Supplement.
Description of the Mortgage Pool – Geographic Concentrations, page S-106
9.
We note that you will provide disclosure regarding concentrations of mortgaged properties of over 5%. Please confirm that if 10% or more of the pool assets are or will be located in any one state or other geographic region, you will describe any economic or other factors specific to such state or region that may materially impact the pool assets or pool asset cash flows. See Item 1111(b)(14) of Regulation AB.

The Registrant confirms that if 10% or more of the pool assets are or will be located in any one state or other geographic region, it will describe any economic or other factors specific to such state or region that may materially impact the pool assets or pool asset cash flows.

Katherine Hsu

June 18, 2015
Description of the Mortgage Pool – Representations and Warranties, page S-124
10.	Please revise your disclosure to include a summary of the representations and warranties in the body of the prospectus supplement. See Item 1111(e) of Regulation AB.
The Registrant does not believe that Item 1111(e) of Regulation AB requires a separate summary of the representations to be included in the body of the Prospectus Supplement where the full text of the loan-level representations and warranties is disclosed in Annex E to the Prospectus Supplement.  The Registrant notes that in commercial mortgage-backed securities ("CMBS") transactions closed prior to 2010, prospectus supplements included only a high-level summary of the loan-level representations and warranties provided by the mortgage loan sellers.  However, due to feedback provided by investors to industry participants, market practice for virtually all CMBS transactions since 2010 has been to provide the complete list (in lieu of and not in addition to a summary) of the loan-level representations and warranties in an exhibit to the prospectus supplement, together with the full list of any exceptions to the representations and warranties.  The Registrant believes that the current market practice of not providing a separate summary of the loan-level representations and warranties is appropriate and avoids any potential for investor confusion where the summary may not provide as much detail as the full text of the representations and warranties.  The Registrant also believes that the current market practice of including the full list of the representations and warranties in an exhibit to the Prospectus Supplement instead of in the body thereto is preferred by investors as it makes finding the list of exceptions easy and provides a consistent location for representations and warranties in prospectus supplements from different CMBS issuers.
11.
We note that you intend to include a list of "exceptions to the representations and warranties" in Annex E. Please revise to include bracketed disclosure indicating that you will explain why such loans were included in the pool despite the fact that they were exceptions to the representations and warranties for the transaction.

The Registrant does not believe that an explanation of why loans were included in a pool despite the fact that such loans were exceptions to loan-level representations and warranties is currently required by Regulation AB.  To the extent the substance of any exception to a loan-level representation and warranty is deemed to create a material risk to investors, the Registrant notes that, consistent with current market practice, the applicable prospectus supplement will include disclosure with respect to such specific risk.  Item 1111(e) of Regulation AB only requires disclosure of a summary of any

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June 18, 2015
representations and warranties made concerning the pool assets and does not specify that a list of exceptions to the representations is required to be disclosed or that if there are any exceptions thereto, that an explanation must be disclosed as to why loans with such exceptions were included in the pool.  As discussed in the response to comment 10 above, consistent with market practice, the Registrant is providing disclosure in the Prospectus Supplement of the full text of the loan-level representations and warranties and the full text of any exceptions thereto.  The Registrant notes that loan-level representations and warranties are not the same as the underwriting criteria or other criteria or benchmark used to evaluate the assets as required to be disclosed pursuant to Item 1111(a)(8).  Item 1111(a)(8) requires disclosure of such criteria as well as whether any pool assets did not meet the disclosed standards and which entity (e.g., the sponsor, originator, or underwriter) determined that those assets should be included in the pool, despite not having met the disclosed underwriting standards or other criteria or benchmark used to evaluate the assets, and what factors were used to make the determination, such as compensating factors or a determination that the exception was not material.  The Registrant notes that the Prospectus Supplement provides for the disclosure required by Item 1111(a)(8), including bracketed disclosure indicating that the Prospectus Supplement for any take-down will include disclosure regarding any assets that deviate from the disclosed underwriting criteria as contemplated by Item 1111(a)(8) of Regulation AB.  See "Transaction Parties – Underwriting Standards" in the Prospectus Supplement.  The Registrant notes that pursuant to the Credit Risk Retention rules (with which CMBS offerings will need to comply commencing on December 24, 2016), if a sponsor of a CMBS offering elects to satisfy the retention requirement by using the third-party purchaser option set forth in Subpart B, Section __.7(b) of the rule, then pursuant to subclause (7)(viii) thereof, the following disclosure is required to be provided in accordance with the terms of the rule: "The representations and warranties concerning the securitized assets, a schedule of any securitized assets that are determined not to comply with such representations and warranties, and what factors were used to make the determination that such securitized assets should be included in the pool notwithstanding that the securitized assets did not comply with such representations and warranties, such as compensating factors or a determination that the exceptions were not material."  However, as confirmed by the Registrant in response to comment 2 above, the Registrant will not use the pending registration statement on Form S-3 for any offering that occurs after November 23, 2015 (which is prior to the date after which new offerings will need to comply the Credit Risk Retention rules).

Katherine Hsu

June 18, 2015
Transaction Parties – The Sponsors, page S-130
12.	Please include the form of organization for Société Générale and any other sponsors. See Item 1104(a) of Regulation AB.
The Staff's requested change has been made with respect to Société Générale.  Please see page S-131 of the Prospectus Supplement.  The Registrant notes that it is not able to provide the form of organization for sponsors other than Société Générale in the Prospectus Supplement because the identity of any other sponsors in any specific transaction are not known at this time.  The Registrant has provided bracketed disclosure on page S-139 of the Prospectus Supplement to indicate that information regarding the form of organization for any other sponsor will be provided in connection with each take-down.
13.
We note your disclosure that in selecting a portfolio to be securitized, consideration is given to geographic concentration, property type concentration and rating agency models and criteria; however this disclosure does not state what consideration has been provided and the resulting size, composition, and growth of the sponsor's portfolio of commercial mortgage assets or factors related to the sponsor that may be material to an analysis of the origination or performance of the pool assets. Please advise or revise. See Item 1104(c) of Regulation AB.

The Registrant has revised the Prospectus Supplement in response to the Staff's comment.  Please see page S-132 of the Prospectus Supplement.  The Registrant notes that the consideration given to geographic concentration, property type concentration and rating agency models and criteria may vary from take-down to take-down depending on the specific commercial mortgage loan assets available for inclusion in the asset pool at such time and rating agency models and criteria then in place.  The Registrant notes the disclosures on page S-132 of the Prospectus Supplement discussing the resulting geographic and property type concentrations in the asset pool and on pages S-277 and S-278 of the Prospectus Supplement describing the process for the selection of rating agencies to rate each take-down.
The Registrant notes that prior to 2015 it had not originated commercial mortgage loans for securitization since 2009 and has not contributed commercial mortgage loans to a securitization since around such time.  However, the Registrant has added bracketed disclosure on page S-132 of the Prospectus Supplement to address the Staff's comment as its portfolio of commercial mortgage assets intended for securitization grows.

Katherine Hsu

June 18, 2015
Transaction Parties – The Sponsors – Underwriting Standards, page S-131
14.	Please revise to include a discussion of the extent to which the described underwriting criteria may be changed or overridden. See Item 1111(a)(3) of Regulation AB.
Item 1111(a)(3) of Regulation AB requires disclosure of a "description . . . ., including, to the extent known, any changes in such [credit-granting or underwriting] criteria and the extent to which such policies and criteria are or could be overridden."  With respect to whether the criteria can be overridden, on page S-133 of the Prospectus Supplement, in the first paragraph under the heading "—Underwriting Standards", there is disclosure that highlights that each lending situation is unique and that the facts and circumstances surrounding a particular mortgage loan, such as the quality and location of the real estate collateral, the sponsorship of the borrower and the tenancy of the collateral will impact the extent to which the disclosed criteria are applied to any particular loan.  Because the ability to override any specific disclosed criteria is based on a facts and circumstances analysis, there is no known prescribed formula or matrix that must be followed.  To the extent that any of the disclosed criteria is overridden with respect to any mortgage loan, there is bracketed disclosure on page S-137 of the Prospectus Supplement indicating that the prospectus supplement for any take-down will include disclosure regarding any assets that deviate from the disclosed underwriting criteria as contemplated by Item 1111(a)(8) of Regulation AB.  With respect to whether there are any changes in the criteria, the Registrant notes that the applicable underwriting criteria that will be disclosed in the prospectus supplement for each take-down will reflect the actual criteria that applies to the pool of assets for such take-down.  Future changes in the criteria subsequent to a specific take-down will not be relevant to or have any impact on such take-down.  Those subsequent changes in the criteria will be reflected in the credit-granting and underwriting criteria disclosed in the applicable subsequent prospectus supplement for any take-down including mortgage loans originated under such changed criteria.
15.
Although the registration statement contemplates including loans of third-party originators, we are unable to locate bracketed disclosure regarding the underwriting criteria for any other originators contemplated by the registration statement. Please revise.

The Staff's requested change has been made.  Please see pages S-140 and S-141 of the Prospectus Supplement.

Katherine Hsu

June 18, 2015

16.
We note your statement that third parties will assist in the review of the assets. Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, for any offering occurring on or after June 15, 2015, you, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936).

The Registrant confirms that if the Registrant or an underwriter obtain a due diligence report from a third-party provider for any offering occurring on or after June 15, 2015 the Registrant, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report the Registrant or the underwriter have obtained.
Transaction Parties – The Depositor, page S-138
17.
We are unable to locate bracketed disclosure regarding any legal proceedings pending against the depositor, issuing entity, originators, and all servicers, aside from the master servicer, contemplated under Item 1108(a)(3) of Regulation AB. Please revise. See Item 1117 of Regulation AB.

The Staff's requested change has been made.  Please see pages S-140 through S-144 of the Prospectus Supplement.
Transaction Parties – The Originators, page S-139
18.
Please revise to include bracketed disclosure to indicate that you will provide all applicable information required by Item 1110 of Regulation AB for all originators contemplated by this registration statement.

The Staff's requested change has been made.  Please see pages S-140 and S-141 of the Prospectus Supplement.
Description of the Offered Certificates – [Exchanges of Exchangeable Certificates] – Procedures and Fees, page S-146
19.	We note your disclosure that certificateholders must pay the certificate administrator an exchange fee, which includes fees charged by DTC, in connection with each

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June 18, 2015

exchange and that such fees must be received by the certificate administrator prior to the exchange date or such exchange will not be effected. Please tell us whether you will be relying on the exemption from registration provided by Section 3(a)(9) under the Securities Act with respect to such exchanges. Additionally, please tell us whether you anticipate any fees being charged in connection with each exchange other than the DTC fees.

The Registrant is relying on the exemption from registration provided by Section 3(a)(9) of the Securities Act. The Registrant does not anticipate that any fees (including DTC fees) will be charged in connection with an exchange, and the disclosure has been accordingly revised.  Please see page S-149 of the Prospectus Supplement.
The Pooling and Servicing Agreement, page S-190
20.
Please provide us with your legal analysis why you have not qualified the pooling and servicing agreement under the Trust Indenture Act (TIA). Please be sure to include an analysis of how you believe these certificates differ from asset-backed securities issued in the form of notes, which are subject to the TIA. Please note that the TIA does not permit the qualification of the pooling and servicing agreement after the effectiveness of a registration statement (other than an automatic shelf registration statement). See TIA Section 309(a).

The Registrant believes that the pooling and servicing agreements that will be entered into in connection with each take-down under the pending registration statement are not required to be qualified under the TIA because the mortgage pass-through certificates to be issued thereunder will be exempt from the TIA pursuant to Section 304(a)(2) thereunder. This conclusion is in conformity with decades of practice regarding the TIA and consistent with the United States Court of Appeals for the Second Circuit's December 23, 2014 decision (the "Retirement Board Decision") in Retirement Board of the Policeman's Annuity and Benefit Fund of the City of Chicago v. The Bank of New York Mellon, which held that the TIA does not apply to mortgage pass-through certificates issued under New York law governed pooling and servicing agreements. Section 304(a)(2) of the TIA exempts any security that is a "certificate of interest or participation in two or more securities" that have "substantially different rights and privileges" from the provisions of the TIA.  The court in the Retirement Board Decision held that Section 304(a)(2) of the TIA exempts residential mortgage pass-through certificates issued by trusts under pooling and servicing agreements because it concluded that (i) pass-through certificates issued under such a pooling and servicing agreement are "certificates of interest" in the pool of mortgage loans included in the

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June 18, 2015
related trust, (ii) each pool of mortgage loans included in a trust consists of two or more mortgage loans and each such mortgage loan is a "security" for purposes of Section 304(a)(2) of the TIA (but not for purposes of the registration provisions of the U.S. Securities Act of 1933, as amended, or the anti-fraud provisions of the U.S. Securities Exchange Act of 1934, as amended) and (iii) the rights and privileges of each mortgage loan included in a trust differ significantly from the rights and privileges of other mortgage loans in such trust.  These key factors that the court relied upon in its holding apply equally to the commercial mortgage pass-through certificates that will be issued under the applicable pooling and servicing agreements for each take-down under the pending registration statement.  Accordingly, the Registrant believes that the pass-through certificates that will be issued under the pending registration statement are exempt from the TIA under Section 304(a)(2) thereof.
The Registrant also believes that the pass-through certificates (the "Certificates") that will be issued under the pending registration statement are exempt from the TIA pursuant to Section 304(a)(1) thereof.  The court in the Retirement Board Decision indicated that it did not need to address whether pass-through certificates issued under pooling and servicing agreements are also exempt from the TIA pursuant to Section 304(a)(1) thereof and declined to do so.  Section 304(a)(1) exempts from the TIA any security other than "(A) a note, bond, debenture, or evidence of indebtedness, whether or not secured, or (B) a certificate of interest or participation in any such note, bond, debenture, or evidence of indebtedness, or (C) a temporary certificate for, or guarantee of, any such note, bond, debenture, evidence of indebtedness, or certificate."  As discussed in the following paragraph, the Certificates are not "notes", "bonds", "debentures" or "evidence of indebtedness".  Rather, these Certificates represent beneficial ownership interests (i.e., equity) in the assets of the underlying trust.
In response to the Staff's request, the following is the Registrant's analysis of how it believes the Certificates differ from asset-backed securities issued as notes ("Notes"): (i) the Certificates will not be issued in the form of notes, but as certificates, while Notes are issued in the form of notes, (ii) the Certificates will be issued under a pooling and servicing agreement, while Notes are issued under an indenture, (iii) the Certificates represent beneficial ownership interests (i.e., equity) in the assets of the underlying trust (i.e., the mortgage loans), while Notes represent a debt obligation of an issuer secured by a pledge of the collateral (i.e., the mortgage loans), (iv) the Certificates do not have a stated maturity date by which all payments on the Certificates are due (the Certificates will be paid only if and when collections and proceeds are received on the underlying mortgage loans), while Notes do have a stated maturity date by which final payment must be made and (v) the Certificates are not subject to events

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June 18, 2015
of default that would allow the holders of the Certificates to exercise certain creditor remedies against the issuing trust, while Notes are subject to events of default (e.g., failure of issuer to pay the Notes in full on the maturity date) that allow the holders of Notes to exercise certain creditor remedies (e.g., seize the collateral and force a sale, with resulting sale proceeds used to pay the Notes).
Annexes
21.
We note in parts of the form of prospectus that you will provide certain information in Annexes A, B or C, however, these Annexes lack any bracketed disclosure specifying what characteristics of the mortgage loans and mortgage properties that you intend to provide at the time of the takedown. In your next amendment, please include bracketed disclosure about the information that will be included in Annex A and Annex C. The amended disclosure should include information required by Items 1111(a) and (b) of Regulation AB.

The Staff's requested change has been made.  Please see pages A-1 through A-6 in Annex A to the Prospectus Supplement and pages C-1 through C-3 in Annex C to the Prospectus Supplement.
Exhibits
Exhibit 4.1, Form of Pooling and Servicing Agreement – Exhibit T, page T-1
22.
Please note that certification required by Rule 13a-14(d) and Rule 15(d)-14(d) must be made by the certifying individual in his or her individual capacity, although the title of that person in the organization of which he or she is an officer may be included under the signature. Accordingly, please revise your form of certification filed as Exhibit T to the Pooling and Servicing Agreement to remove "a [title] of SG Commercial Mortgage Securities, LLC, the depositor into the above-referenced Trust," and revise the signature block to reflect that the certification is made in the certifier's individual capacity. See Instruction 1 to Item 601(b)(31)(ii) of Regulation AB.

The Staff's requested change has been made.  Please see pages Exhibit T-1 and Exhibit T-2 of the revised form of pooling and servicing agreement filed with this Pre-Effective Amendment No. 1.

Katherine Hsu

June 18, 2015
The Registrant hopes the Staff will find the above responses and the enclosed submission responsive to its comments.  If you have questions concerning the foregoing, please contact the undersigned.
Very truly yours,
/s/ Frank Polverino
Frank Polverino

cc:	Wayne Potters Adam Ansaldi John Maclay, Esq. (Société Générale) David Gingold, Esq. (Cadwalader, Wickersham & Taft LLP)